UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SOUTHERN COPPER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-14066	13-3849074
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

7310 North 16th St, Suite 135 Phoenix, AZ 85020

(Address of principal executive offices, including zip code)

Raul Jacob (602) 264-1375 Extension 1

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023

Section 1 - Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers.

The specified payment disclosure required by this Item 2.01 is included as Exhibit 99.1 on this Form SD.

The information furnished pursuant to Item 2.01 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Section 3 - Exhibits

Item 3.01	Exhibits
2.01	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL).
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN COPPER CORPORATION

/s/ Raul Jacob
Raul Jacob
Vice President, Finance, Treasurer and Chief Financial Officer

October 1, 2024